Korea Electric Power Corporation
Monthly Power Sold Report

	Power Sold			Sales
*For Oct. 2005	(Gigawatt hours)			(In billions of Won)
Sector	Oct. 2004	Oct. 2005	Year on year growth	Oct. 2004	Oct. 2005	Year on year growth
Residential	4,659	4,878	4.7%	428	453	5.8%
Commercial	5,159	5,626	9.1%	485	521	7.4%
Educational	291	323	11.1%	26	29	13.2%
Industrial	13,958	14,575	4.4%	826	855	3.5%
Agricultural	497	542	9.0%	22	24	7.9%
Street-Lighting	208	222	7.0%	13	14	7.8%

Total	24,772	26,167	5.6%	1,800	1,896	5.3%

*From Jan. 2005	Power Sold			Sales
through Oct. 2005	(Gigawatt hours)			(In billions of Won)
Sector	Oct. 2004	Oct. 2005	Year on year growth	Oct. 2004	Oct. 2005	Year on year growth
Residential	53,986	56,859	5.3%	4,979	5,246	5.4%
Commercial	56,680	61,589	8.7%	5,518	5,890	6.7%
Educational	3,088	3,494	13.2%	278	314	13.2%
Industrial	137,693	144,266	4.8%	8,315	8,707	4.7%
Agricultural	5,404	5,879	8.8%	232	249	7.2%
Street-Lighting	1,906	2,081	9.2%	127	139	9.4%

Total	258,757	274,168	6.0%	19,448	20,545	5.6%

Disclaimer:
The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.